Filed by: Kraft Foods Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.

Commission File No.: 001-35491

Form S-4 File No.: 333-203364

Contacts:	Basil Maglaris (media)	Christopher Jakubik, CFA (investors)
	847-646-4538 news@kraftfoods.com	847-646-5494 ir@kraftfoods.com

KRAFT FOODS GROUP DECLARES REGULAR QUARTERLY DIVIDEND OF $0.55 PER SHARE AND

CONDITIONAL SPECIAL CASH DIVIDEND OF $16.50 PER SHARE

NORTHFIELD, Ill. – June 22, 2015 – The Board of Directors of Kraft Foods Group, Inc. (NASDAQ: KRFT) today has declared a regular quarterly dividend of $0.55 per share of common stock, payable on July 31, 2015, to shareholders of record on July 27, 2015, provided that the company’s proposed merger with H.J. Heinz Holding Corporation (Heinz) does not close on or before July 27, 2015. If the merger closes on or before July 27, 2015, in lieu of Kraft paying its dividend announced today, the combined company – The Kraft Heinz Company – intends to declare and pay, as soon as practicable following the closing of the merger and subject to the approval of its board of directors, a regular quarterly dividend of $0.55 per share of common stock of The Kraft Heinz Company to all shareholders of record of The Kraft Heinz Company as of a record date shortly after the date that the merger is completed.

Pursuant to the terms of the merger agreement between Kraft and Heinz, the Board of Directors of Kraft today also declared a special cash dividend in the amount of $16.50 per share of common stock, conditioned upon the closing of the proposed merger, payable to Kraft shareholders of record immediately prior to the effective time of the merger. As the special cash dividend is only being paid if the merger with Heinz closes, Kraft shareholders will not receive the special cash dividend unless and until the merger closes.

Shareholders of Kraft should read the sections of the registration statement on Form S-4 filed by Heinz (333-203364), including the proxy statement/prospectus, in respect of the proposed merger entitled “Risk Factors—Risks Related to Ownership of Kraft Heinz Common Stock” and “Material U.S. Federal Income Tax Consequences” for information regarding the possible tax treatment of dividends paid by The Kraft Heinz Company following the closing of the proposed merger and possible tax treatment of the special cash dividend.

ABOUT KRAFT FOODS GROUP

Kraft Foods Group, Inc. (NASDAQ: KRFT) is one of North America’s largest consumer packaged food and beverage companies, with annual revenues of more than $18 billion. The company’s iconic brands include Kraft, Capri Sun, Jell-O, Kool-Aid, Lunchables, Maxwell House, Oscar Mayer, Philadelphia, Planters and Velveeta. Kraft’s 22,000 employees in the U.S. and Canada have a passion for making the foods and beverages people love. Kraft is a member of the Standard & Poor’s 500 and the NASDAQ-100 indices. For more information, visit www.kraftfoodsgroup.com and www.facebook.com/kraft.

Forward-Looking Statements

Certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “will,” “intend,” “focus,” “deliver,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger and dividends.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this communication, except as required by applicable law or regulation.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, Heinz filed a registration statement on Form S-4, containing a proxy statement/prospectus (as amended, the “S-4”) with the Securities and Exchange Commission (“SEC”). The registration statement was declared effective by the SEC on June 2, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Kraft. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Heinz or Kraft has filed with the SEC or sent to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/.

Participants in Solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz is set forth in the definitive proxy statement/prospectus. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

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